SECURITI 02021191 SSION

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SEC FILE NUMBER
8- 37642

MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEPC, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street
(No. and Street)

Cambridge	MA	02142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peggy L. Boraks (617) 374-1300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tofias & Co., P.C.
(Name — *if individual, state last, first, middle name*)

350 Massachusetts Avenue	Cambridge	MA	02139
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Charlton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEPC, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

NEPC, INC.

Financial Statements and Supplemental Information

December 31, 2001

CONFIDENTIAL

NEPC, INC.

Financial Statements
and Supplemental Information

December 31, 2001

Table of Contents

THIS REPORT IS DEEMED CONFIDENTIAL IN ACCORDANCE WITH RULE 17A-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934. A STATEMENT OF FINANCIAL CONDITION BOUND SEPARATELY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SIMULTANEOUSLY HEREWITH AS A PUBLIC DOCUMENT.

CONFIDENTIAL

Independent Auditors' Report on the Financial Statements and Supplemental Information

The Board of Directors and Shareholder
NEPC, Inc.

We have audited the accompanying statement of financial condition of NEPC, Inc. as of December 31, 2001 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEPC, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Tofias PC

February 13, 2002

CONFIDENTIAL

NEPC, INC.

Statement of Financial Condition

December 31, 2001

Assets		
Current assets:		
Cash and money market accounts	$	100,000
Accounts receivable - commissions		54,390
Total assets	$	154,390
Liabilities and Shareholder's Equity		
Current liabilities:		
Due to parent	$	54,390
Total current liabilities		54,390
Shareholder's equity:		
Common stock, no par value		
Authorized 200,000 shares, issued 5,000 shares		100,000
Retained earnings		-
Total shareholder's equity		100,000
Total liabilities and shareholder's equity	$	154,390

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL

NEPC, INC.

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 2,421,950
Total revenues	2,421,950
Expenses:	
Management fee	2,414,530
Other expenses	7,420
Total expenses	2,421,950
Net income	$ -

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL

NEPC, INC.

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2001	$ 100,000	$ -	$ 100,000
Return of capital to shareholder	-	-	-
Net income	-	-	-
Balance at December 31, 2001	$ 100,000	$	$ 100,000

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL

NEPC, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable - commissions	(38,577)
Increase in due to parent	38,577
Total adjustments	-
Net cash provided by operating activities	-
Net increase in cash and money market accounts	-
Cash and money market accounts, beginning	100,000
Cash and money market accounts, ending	$ 100,000

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL

NEPC, INC.

Notes to Financial Statements

December 31, 2001

Note 1 - Summary of Significant Accounting Policies and Nature of Business

Organization and Nature of Business

NEPC, Inc. was incorporated January 1, 1990, and is a wholly owned subsidiary of New England Pension Consultants, Inc. (the "Parent"), an entity that provides consulting services to pension plans, profit sharing plans, and other deferred compensation and retirement arrangements. The Parent was registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 in 1987. In 1990, the broker-dealer registration was transferred to NEPC, Inc. NEPC, Inc. acts as an introducing broker and receives commissions on trades directed to and placed by clearing brokers for the benefit of NEPC, Inc.

Revenue Recognition

NEPC, Inc. receives commissions from clearing brokers which are recorded as income upon notification of the trade.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Taxes on Income

The Parent is a wholly owned subsidiary of a Massachusetts Business Trust, New England Pension Consultants Trust ("the Trust"). The Parent has made a Qualified Subchapter S Subsidiary ("QSUB") tax election. Pursuant to this election, the Company, as a QSUB, is a disregarded entity for tax purposes therefore all of its assets, liabilities, and items of income, deduction, and credit are treated as the assets, liabilities, items of income, deduction, and credit of the Trust. The operating activities are reported at the Trust level. For state tax purposes, the Trust will pay taxes on the taxable income of the Company. For Federal income tax purposes, the Trust has made an S Corporation election effective January 1, 2000, whereby the beneficiaries of the trust will report their pro-rata share of taxable income. The Company is still subject to state excise taxes.

Note 2 - Net Capital Rule

NEPC, Inc., as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had $93,000 of net capital, which was $88,000 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2001.

Note 3 - Concentrations

The Company currently has agreements with clearing brokers for securities clearance services. Pursuant to these agreements, the Company would be financially responsible to compensate the clearing broker for losses suffered as a result of doing business with the Company's customers. The clearing brokers retain a percentage of the commissions earned on trades introduced by NEPC, Inc. as compensation for services rendered. For the year ended December 31, 2001, one broker represented approximately 84% of commission revenue. Two brokers represent 100% of accounts receivable at December 31, 2001.

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. Money market accounts are held in a brokerage account at an international brokerage firm. These accounts are not federally insured. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and money market accounts.

Note 4 - Management Fee

NEPC, Inc. pays its Parent for all expenses incurred and services rendered on its behalf in the form of a management fee which is in an amount equal to the net income of NEPC, Inc. before the management fee.

CONFIDENTIAL

Schedule I

NEPC, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:		
Total shareholder's equity	$	100,000
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		100,000
Less:		
Non-allowable assets:		
Other deduction		5,000
Net capital before haircuts of securities position		95,000
Haircuts on securities (computed pursuant to rule 15c3-1(f))		2,000
Net capital	$	93,000
Aggregate Indebtedness:		
Due to parent	$	54,390
Total aggregate indebtedness	$	54,390
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	88,000
Excess net capital at 1000%	$	87,560
Ratio: Aggregate indebtedness to net capital		.59 to 1

There is no material difference between the Company's computation of net capital as included in Part IIA of Form X-17A-5 as of December 31, 2001 and that included herein.

The accompanying notes are an integral part of the financial statements.

CONFIDENTIAL

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
NEPC, Inc.

In planning and performing our audit of the financial statements of NEPC, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by NEPC, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by NEPC, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because NEPC, Inc. does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

350 MASSACHUSETTS AVENUE, CAMBRIDGE, MASSACHUSETTS 02139 FAX: 617.761.0601 TEL: 617.761.0600 WWW.TOFIAS.COM

CONFIDENTIAL

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tofias PC

February 13, 2002